BOUGTON LAW CORPORATION

Suite 700-595 Burrard Street, P.O. Box 49290 Vancouver, B.C. Canada V7X IS8

Tel: (604)687-6789 Fax: (604)647-6733

January 16th, 2013

Joy Ren, BSc. J.D.

700-595 Burrard Street

PO Box 49290

Vancouver, B.C.

Canada, V7X 158

This is to confirm that, in my opinion, a multi-level business as described below may be operated legally under the federal laws of Canada;

Below is an excerpt of E-World’s business model:

“Our Company is a provider of Health and Nutritional supplements and Skin-Care products through our website by means of a network of Direct Sales Associates or “DSA’s.” Although we have a network of DSA’s, unlike many other multi-level marketing companies, it is our policy that DSA’s should purchase our products strictly for personal use rather than to resell or to distribute our products. Notwithstanding our direct selling structure, all purchases are made directly on our website. The primary business purpose of DSA’s is to refer new members or new customers to our website for them to purchase products directly from us for their own personal use. All products are shipped directly to the customer by us from the USA, or in certain limited cases transshipped from our warehouse facility in Hong Kong directly to the customer in China, and not sent to a DSA to distribute to the customer.

Unlike many traditional multi-level marketing companies, we do not have physical locations of stores and offices and do not undertake any actions physically in foreign countries where our DSA’s are located. We are not actively promoting our direct selling business model or holding any training seminar or any related activities physically in foreign countries.

A consumer becomes a member by completing an application under the sponsorship of an existing member. The new member then becomes part of the sponsoring member’s “down-line” member. By referring new members to purchase our products, the existing member is rewarded by our bonus plan system. The new down-line member may also sponsor new members, creating an additional level in their network, but also forming a part of the same down-line as the original sponsoring member. For example, a certain percentage of the total purchase price is paid, as bonus, to the sponsoring member as well as this sponsoring

BOUGTON LAW CORPORATION

Suite 700-595 Burrard Street, P.O. Box 49290 Vancouver, B.C. Canada V7X IS8

Tel: (604)687-6789 Fax: (604)647-6733

member’s original sponsor when the sponsoring member refers a new member to purchase products. This reward system continues for each additional member.”

In Canada, a multi-level marketing program similar to the one offered by the Company is permitted if it includes a down-line member with bonuses paid from the total purchase price of product to the sponsoring member and to the sponsoring member’s original sponsor when the sponsoring member refers a new member to purchase products. The Competition Act governs multi-level marketing activities in Canada. Section 55 deals with income representations in multi-level marketing plans and section 55.1 deals with situations where the multi-level marketing plan is deemed to be a prohibited scheme of pyramid selling. Sections 55 and 55.1 contain measures directed against deceptive practices common to multi-level marketing plans and to schemes of pyramid selling, including:

a)	representations relating to compensation without adequate disclosure of income received by typical participants;
b)	recruitment bonuses (head-hunting );
c)	required purchases as a condition of participation in a plan;
d)	inventory loading ; and
e)	inadequate or non-disclosed product return policy.

Upon reviewing E-World’s business model and Canada’s multi-level marketing law, we believe E-World’s business model has not violated laws regulating multi-level marketing in Canada. The members are able to access their accounts to see detail breakdown on their compensation. Members do not earn recruitment bonuses for referring new members. Compensations are earned based on referred members’ purchases. Anyone can sign up for a online free membership account without required to make certain purchases. There is no plan or offer that would encourage members to stock pile inventory. E-World’s return policy is clearly stated in their membership handbook which is made available to all members.

Based on the understanding of the business model of E-World and its operation, we also believe E-World is exempt from needing to comply with all aspects of these provisions of Canadian law due to the fact that its operation is within US only and the members join the membership through website through internet. There is not any operation, marketing, training or office located in Canada, therefore E-World is not required to abide by Canadian laws.

Joy Ren, Lawyer,

Boughton Law Corp.